Exhibit 99.2

Lanvin Group Continues Strategic Transformation in FY2025 as Momentum Improves in the Second Half

•	Lanvin Group reported revenue of €240 million in FY2025, down 18% year-over-year, reflecting continued market headwinds and the impact of transformation and DTC channel optimization initiatives

•	Contribution profit(1) and adjusted EBITDA improved year-over-year, despite lower revenue, reflecting early benefits from cost discipline and a more focused operating model

•	Direct-to-consumer remained the largest channel, accounting for 68% of revenue, with improving trends at Lanvin and Wolford in the second half

•	Strategic portfolio and retail optimization progressed, including selective store closures and the Caruso carve-out, reinforcing focus on core luxury brands

•	Leadership strengthened across the portfolio, supporting continued execution and the next phase of brand development

April 30, 2026 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, Sergio Rossi and St. John in its portfolio, today announced its results for the full-year 2025.

In a challenging global luxury market environment, the Group reported revenue of €240 million for FY2025, representing an 18% decrease year-over-year. Performance reflected both continued macroeconomic headwinds and deliberate transformation initiatives undertaken during the year. The Group remained focused on strengthening its core brand portfolio and enhancing operational efficiency. Performance improved sequentially in the second half, with early benefits from operational adjustments, brand repositioning and retail optimization initiatives.

Zhen Huang, Chairman of Lanvin Group, said: “2025 was a year of disciplined execution and strategic progress. While the macroeconomic environment remained challenging, we continued to advance our transformation initiatives, streamline our operations, and reinforce the long-term positioning of our brands. We are encouraged by the improving momentum in the second half and remain confident in the Group’s ability to deliver sustainable growth over time.”

Review of the Full-Year 2025 Results

Lanvin Group Revenue by Segment

(€ in Thousands, unless otherwise noted)

	Revenue			Growth %
	2023A*	2024A*	2025A	2024 A v	2025 A v	23-25
Lanvin Group by Brand	FY	FY	FY	2023 A	2024 A	CAGR
Lanvin	111,740	82,720	57,627	-26%	-30%	-28%
Wolford	126,280	87,891	75,586	-30%	-14%	-23%
St. John	90,398	79,267	78,238	-12%	-1%	-7%
Sergio Rossi	59,518	41,910	29,535	-30%	-30%	-30%
Total Brand	387,936	291,788	240,986	-25%	-17%	-21%
Eliminations	-960	76	-488	-108%	-742%	-29%
Total Group	386,976	291,864	240,498	-25%	-18%	-21%

* The information for the years ended December 31, 2024 and 2023 have been restated to exclude the Caruso business, to ensure consistency of presentation.

Lanvin Group Key Financials

(€ in Thousands, unless otherwise noted)

	2023A*		2024A*		2025A
Lanvin Group Key Financials	FY	%	FY	%	FY	%
Revenue	386,976	100%	291,864	100%	240,498	100%
Gross profit	240,400	62%	172,496	59%	139,878	58%
Contribution profit (1)	15,550	4%	-34,446	-12%	-30,713	-13%
Adjusted EBITDA	-65,293	-17%	-93,547	-32%	-90,114	-37%

Selected Highlights

Improving momentum across regions and channels: North America remained comparatively resilient, supported by St. John, while EMEA and Greater China experienced softer demand. Direct-to-consumer remained the largest channel at 68% of revenue. Trends at Lanvin and Wolford improved in the second half, reflecting early progress from operational and commercial initiatives.

Operational discipline and portfolio optimization: The Group continued to advance its transformation, focusing on efficiency, organizational simplification and resource allocation to core brands. Selective store closures and tighter cost control supported improved adjusted EBITDA, despite lower revenue. The Caruso carve-out further sharpened the Group’s strategic focus.

Progress across the portfolio: St. John remained stable in North America. Wolford showed meaningful improvement in the second half, supported by stronger product availability and wholesale recovery. Lanvin continued its creative repositioning, while Sergio Rossi advanced its restructuring and asset-light transition.

Strengthened leadership: Key appointments across the portfolio, with Barbara Werschine as Deputy CEO of Lanvin, Marco Pozzo as CEO of Wolford, and Mandy West as CEO of St. John, further enhanced execution capabilities and supported ongoing brand development.

Discussion of FY2025 Financials

Revenue

The Group generated revenue of €240 million in FY2025, down 18% year-over-year. The decline reflected macroeconomic headwinds, softer demand in EMEA and Greater China, and the impact of strategic actions including store rationalization and brand repositioning. Lanvin and Wolford’s performance improved in the second half, indicating early signs of stabilization.

Gross Profit

Gross profit decreased to €140 million, representing a margin of 58%, compared to €172 million and 59% in FY2024. The decline was primarily driven by lower sales volumes, while margin remained resilient due to disciplined pricing and a healthier inventory mix.

Contribution Profit (1)

Contribution profit, defined internally as gross profit less selling and marketing expenses, amounted to negative €31 million in FY2025, compared to negative €34 million in FY2024. The improvement reflects a leaner retail network and continued cost discipline, offsetting lower revenue.

Adjusted EBITDA

Adjusted EBITDA improved to €-90 million from €-94 million in FY2024, reflecting progress in operational efficiency and cost optimization, despite lower gross profit.

Results by Segment

Lanvin: Revenue declined by 30% to €58 million. The decrease reflects continued brand repositioning and retail network optimization. Gross margin remained resilient at 58%. Contribution loss remained broadly stable, supported by cost discipline. Early signs of improved market reception emerged in the second half under Peter Copping’s creative direction.

Wolford: Revenue declined by 14% to €76 million. Performance in the first half was impacted by prior logistics disruptions, while the second half showed meaningful improvement supported by restored capacity and better product availability. Wholesale grew 19% year-over-year. Gross margin remained stable at 58%, and contribution loss improved, reflecting enhanced efficiency and continued cost discipline. The appointment of Marco Pozzo as CEO further reinforced the brand’s leadership as it moves into its next phase of recovery.

Sergio Rossi: Revenue declined by 30% to €30 million, reflecting continued softness in DTC and wholesale and cautious market sentiment during a period of creative and operational evolution. Gross margin decreased to 32% due to a change in channel mix and lower production scale. Contribution loss increased by ~€3 million, partially mitigated by strict cost control. The brand continued its transition toward an asset-light model, focusing on production restructuring, distribution optimization, and enhanced delivery reliability.

St. John: Revenue declined slightly by 1% to €78 million, while growing in its reported currency by 3%. North America remained strong, supported by continued strength in wholesale and e-commerce (+14% and +25% in its reported currency, respectively). Gross margin remained robust at 69%, and contribution profit improved to €10 million, reflecting disciplined execution and continued supply chain efficiencies. The appointment of Mandy West as CEO further strengthens St. John’s leadership as it continues to build on its strong position in North America.

2026 Outlook

The Group expects to continue to build on the progress made in the second half of 2025, supported by renewed creative momentum, strengthened leadership across the portfolio and a more focused operating model. In 2026, the Group expects to largely complete its current transformation program, marking an important milestone in its strategic evolution. While the market environment remains uncertain, the actions taken over the past year have laid firmer foundations for improved performance and sustainable long-term growth.

Note: At the end of 2025, the Group approved the strategic carve-out of Caruso. In accordance with IFRS 5, Caruso is presented as a discontinued operation, with prior periods restated for comparability and its assets and liabilities classified as held for sale at year-end. The sale was completed on February 6, 2026.

Note: All % changes are calculated on an actual currency exchange rate basis.

Note: This communication includes certain non-IFRS financial measures such as contribution profit, contribution margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Please see Non-IFRS Financial Measures and Definition.

(1)	Contribution Profit is defined as Gross Profit less Selling and Marketing Expenses

***

Annual Report on Form 20-F

Our annual report on Form 20-F, including the consolidated financial statements for the fiscal year ended December 31, 2025, can be downloaded from the Company’s investor relations website (ir.lanvin-group.com) under the section Financials / SEC Filings, or from the SEC’s website (www.sec.gov).

***

Conference Call

As previously announced, today at 8:00AM EST/8:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its results for the full-year 2025 and provide an outlook for 2026. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the "Events" tab of the Group's investor relations website at https://ir.lanvin-group.com.

To participant in the conference call, please register by clicking on the following link: https://dpregister.com/sreg/10208533/103e05480f8

A replay of the conference call will be accessible approximately one hour after the live call until May 04, 2026, by dialing the following numbers:

USA Toll Free/Canada: 1-855-669-9658

International Toll: 1-412-317-0088

Replay Access Code: 5101970

A recorded webcast of the conference call and a slide presentation will also be available on the Group's investor relations website at https://ir.lanvin-group.com.

***

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi and St. John Knits. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an understanding and access to the fastest-growing luxury fashion markets in the world. The shares of Lanvin Group are listed on the New York Stock Exchange under the ticker symbol ‘LANV’. For more information about Lanvin Group, please visit http://www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

***

Forward-Looking Statements

This communication, including the section “2026 Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftsmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

***

Use of Non-IFRS Financial Metrics

This communication includes certain non-IFRS financial measures such as contribution profit, contribution margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this communication. Lanvin Group believes that these non-IFRS measures of financial results provide useful supplemental information to investors about Lanvin Group. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

***

Enquiries:

Media

Lanvin Group

Winni Ren

winni.ren@lanvin-group.com

Investors

Lanvin Group

Coco Wang

coco.wang@lanvin-group.com

Appendix

* Prior periods have been restated to reflect Caruso as a discontinued operation.

Lanvin Group Consolidated Income Statement

(€ in Thousands, unless otherwise noted)

	2023A*		2024A*		2025A
Lanvin Group Consolidated P&L	FY	%	FY	%	FY	%
Revenue	386,976	100%	291,864	100%	240,498	100%
Cost of sales	-146,576	-38%	-119,368	-41%	-100,620	-42%
Gross profit	240,400	62%	172,496	59%	139,878	58%
Marketing and selling expenses	-224,850	-58%	-206,942	-71%	-170,591	-71%
General and administrative expenses	-129,182	-33%	-109,007	-37%	-107,311	-45%
Impairment of goodwill and brand	0	0%	-31,208	-11%	-66,730	-28%
Other operating income and expenses	-4,549	-1%	7,896	3%	-10,631	-4%
Loss from operations before non-underlying items	-118,181	-31%	-166,765	-57%	-215,385	-90%
Non-underlying items	-3,781	-1%	10,243	4%	-16,263	-7%
Loss from operations	-121,962	-32%	-156,522	-54%	-231,648	-96%
Finance cost – net	-20,014	-5%	-29,398	-10%	-35,490	-15%
Loss before income tax	-141,976	-37%	-185,920	-64%	-267,138	-111%
Income tax expenses	-3,323	-1%	-3,086	-1%	15,775	7%
Loss from continuing operations	-145,299	-38%	-189,006	-65%	-251,363	-105%
Loss from discontinued operations	-954	0%	-289	0%	-11,982	-5%
Loss for the period	-146,253	-38%	-189,295	-65%	-263,345	-109%
Contribution profit (1)	15,550	4%	-34,446	-12%	-30,713	-13%
Adjusted EBIT (1)	-115,432	-30%	-166,214	-57%	-215,201	-89%
Adjusted EBITDA (1)	-65,293	-17%	-93,547	-32%	-90,114	-37%

Lanvin Group Consolidated Balance Sheet

(€ in Thousands, unless otherwise noted)

	2024A	2025A
Lanvin Group Consolidated Balance Sheet	FY	FY
Assets
Non-current assets
Intangible assets	213,501	156,982
Goodwill	38,115	23,392
Property, plant and equipment	39,440	18,430
Right-of-use assets	131,597	95,510
Deferred income tax assets	11,598	7,634
Other non-current assets	14,869	14,967
	449,120	316,915
Current assets
Inventories	89,712	57,174
Trade receivables	28,099	15,382
Other current assets	29,112	22,668
Cash and bank balances	18,043	28,283
Assets classified as held for sale	0	29,838
	164,966	153,345
Total assets	614,086	470,260

Liabilities
Non-current liabilities
Non-current borrowings	25,222	9,688
Non-current lease liabilities	117,966	93,375
Non-current provisions	3,560	13,071
Employee benefits	17,240	11,642
Deferred income tax liabilities	51,390	34,757
Other non-current liabilities	16,005	30,216
	231,383	192,749
Current liabilities
Trade payables	80,424	45,799
Current borrowings	158,540	325,067
Current lease liabilities	36,106	28,798
Current provisions	1,524	2,984
Other current liabilities	139,020	134,017
Liabilities associated with assets held for sale	0	22,517
	415,614	559,182
Total liabilities	646,997	751,931

Net assets	-32,911	-281,671
Equity
Equity attributable to owners of the Company
Share capital	*	*
Treasury shares	-46,576	*
Other reserves	779,356	727,547
Accumulated losses	-737,186	-975,680
	-4,406	-248,133
Non- controlling interests	-28,505	-33,538
Total deficits	-32,911	-281,671

Lanvin Group Consolidated Cash Flow

(€ in Thousands, unless otherwise noted)

	2023A	2024A	2025A
Lanvin Group Consolidated Cash Flow	FY	FY	FY
Net cash used in operating activities	-57,891	-59,381	-107,308
Net cash flows generated from/(used in) investing activities	-38,615	-125	1,658
Net cash generated from financing activities	34,131	49,066	119,357
Net change in cash and cash equivalents	-62,375	-10,440	13,707
Cash and cash equivalents less bank overdrafts at the beginning of the year	91,749	27,850	18,043
Effect of foreign exchange rate changes	-1,524	633	-1,040
Cash and cash equivalents less bank overdrafts at end of the year	27,850	18,043	30,710

Lanvin Brand Key Financials (2)

(€ in Thousands, unless otherwise noted)

	2023A		2024A		2025A		2024 A v	2025 A v	23-25
Lanvin Brand Key Financials	FY	%	FY	%	FY	%	2023 A	2024 A	CAGR
Key Financials on P&L
Revenues	111,740	100%	82,720	100%	57,627	100%	-26%	-30%	-28%
Gross profit	64,547	58%	48,440	59%	33,675	58%
Selling and distribution expenses	-76,533	-68%	-72,241	-87%	-56,818	-99%
Contribution profit (1)	-11,986	-11%	-23,801	-29%	-23,143	-40%
Revenues by Geography
EMEA	51,585	46%	38,859	47%	27,439	48%	-25%	-29%	-27%
North America	28,210	25%	22,843	28%	18,077	31%	-19%	-21%	-20%
Greater China	24,649	22%	14,763	18%	7,209	13%	-40%	-51%	-46%
Other	7,296	7%	6,254	8%	4,902	9%	-14%	-22%	-18%
Revenues by Channel
DTC	55,357	50%	43,569	53%	32,365	56%	-21%	-26%	-24%
Wholesale	39,933	36%	27,113	33%	14,337	25%	-32%	-47%	-40%
Other	16,450	15%	12,038	15%	10,924	19%	-27%	-9%	-19%

Wolford Brand Key Financials (2)

(€ in Thousands, unless otherwise noted)

	2023A		2024A		2025A		2024 A v	2025 A v	23-25
Wolford Brand Key Financials	FY	%	FY	%	FY	%	2023 A	2024 A	CAGR
Key Financials on P&L
Revenues	126,280	100%	87,891	100%	75,586	100%	-30%	-14%	-23%
Gross profit	83,339	66%	50,995	58%	43,960	58%
Selling and distribution expenses	-79,060	-63%	-69,603	-79%	-57,089	-76%
Contribution profit (1)	4,279	3%	-18,608	-21%	-13,130	-17%
Revenues by Geography
EMEA	85,084	67%	54,934	63%	48,702	64%	-35%	-11%	-24%
North America	31,310	25%	25,930	30%	21,006	28%	-17%	-19%	-18%
Greater China	9,176	7%	6,661	8%	5,493	7%	-27%	-18%	-23%
Other	710	1%	366	0%	384	1%	-49%	5%	-26%
Revenues by Channel
DTC	87,352	69%	67,006	76%	50,678	67%	-23%	-24%	-24%
Wholesale	38,071	30%	20,850	24%	24,907	33%	-45%	19%	-19%
Other	857	1%	35	0%	0	0%	-96%	NM	NM

Sergio Rossi Brand Key Financials (2)

(€ in Thousands, unless otherwise noted)

	2023A		2024A		2025A		2024 A v	2025 A v	23-25
Sergio Rossi Brand Key Financials	FY	%	FY	%	FY	%	2023 A	2024 A	CAGR
Key Financials on P&L
Revenues	59,518	100%	41,910	100%	29,535	100%	-30%	-30%	-30%
Gross profit	30,435	51%	17,867	43%	9,479	32%
Selling and distribution expenses	-23,097	-39%	-18,923	-45%	-13,425	-45%
Contribution profit (1)	7,338	12%	-1,056	-3%	-3,946	-13%
Revenues by Geography
EMEA	31,801	53%	20,704	49%	15,188	51%	-35%	-27%	-31%
North America	2,006	3%	740	2%	105	0%	-63%	-86%	-77%
Greater China	11,872	20%	7,741	18%	4,958	17%	-35%	-36%	-35%
Other	13,838	23%	12,726	30%	9,285	31%	-8%	-27%	-18%
Revenues by Channel
DTC	32,962	55%	27,944	67%	20,320	69%	-15%	-27%	-21%
Wholesale	26,556	45%	13,966	33%	9,215	31%	-47%	-34%	-41%
Other	0	0%	0	0%	0	0%	NM	NM	NM

St. John Brand Key Financials (2)

(€ in Thousands, unless otherwise noted)

	2023A		2024A		2025A		2024 A v	2025 A v	23-25
St. John Brand Key Financials	FY	%	FY	%	FY	%	2023 A	2024 A	CAGR
Key Financials on P&L
Revenues	90,398	100%	79,267	100%	78,238	100%	-12%	-1%	-7%
Gross profit	57,374	63%	54,451	69%	53,599	69%
Selling and distribution expenses	-46,695	-52%	-46,445	-59%	-43,738	-56%
Contribution profit (1)	10,679	12%	8,006	10%	9,861	13%
Revenues by Geography
EMEA	1,541	2%	651	1%	178	0%	-58%	-73%	-66%
North America	81,382	90%	74,403	94%	76,860	98%	-9%	3%	-3%
Greater China	7,161	8%	4,101	5%	934	1%	-43%	-77%	-64%
Other	314	0%	113	0%	266	0%	-64%	NM	NM
Revenues by Channel
DTC	71,007	79%	61,612	78%	59,762	76%	-13%	-3%	-8%
Wholesale	19,126	21%	17,547	22%	18,210	23%	-8%	4%	-2%
Other	265	0%	108	0%	266	0%	-59%	NM	NM

Lanvin Group Brand Footprint

	2023		2024		2025
Footprint By Brand	DOS(3)	POS(4)	DOS(3)	POS(4)	DOS(3)	POS(4)
Lanvin	36	319	33	277	20	266
Wolford	150	201	112	163	89	132
St. John	45	107	37	88	35	77
Sergio Rossi	48	289	43	154	30	160
Total	279	916	225	682	174	635

Non-IFRS Financial Measures Reconciliation

(€ in Thousands, unless otherwise noted)

	2023A*	2024A*	2025A
Reconciliation of Contribution Margin	FY	FY	FY
Revenue	386,976	291,864	240,498
Cost of sales	-146,576	-119,368	-100,620
Gross profit	240,400	172,496	139,878
Marketing and selling expenses	-224,850	-206,942	-170,591
Contribution profit (1)	15,550	-34,446	-30,713

(€ in Thousands, unless otherwise noted)

	2023A*	2024A*	2025A
Reconciliation of Adjusted EBIT and EBITDA	FY	FY	FY
Loss for the year	-146,253	-189,295	-263,345
Add / (Deduct) the impact of:
Loss from discontinued operations	954	289	11,982
Income tax (benefits) / expenses	3,323	3,086	-15,775
Finance cost - net	20,014	29,398	35,490
Non-underlying items	3,781	-10,243	16,263
Loss from operating before non-underlying items	-118,181	-166,765	-215,385
Add / (Deduct) the impact of:
Share based compensation	2,749	551	184
Adjusted EBIT (1)	-115,432	-166,214	-215,201
Depreciation / Amortization	45,794	45,349	39,231
Provision and impairment losses	-265	35,027	72,608
Net foreign exchange (gains) / losses	4,610	-7,709	13,248
Adjusted EBITDA (1)	-65,293	-93,547	-90,114

Note:

(1)	These are Non-IFRS Financial Measures and will be mentioned throughout this communication. Please see Non-IFRS Financial Measures and Definition.

(2)	Brand-level results are presented exclusive of eliminations.

(3)	DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores.

(4)	POS refers to Points of Sale which include DOS and wholesale accounts.

Non-IFRS Financial Measures and Definition

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution margin, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

Contribution margin is defined as contribution profit divided by revenue.

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, gain on debt restructuring and government grants.

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.